Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Completes $400 Million Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, June 6, 2014 – Bank of Montreal (TSX, NYSE: BMO) today announced it has closed its domestic public offering of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 29 (the “Preferred Shares Series 29”). The offering was underwritten on a bought deal basis by a syndicate led by BMO Capital Markets. Bank of Montreal issued 16 million Preferred Shares Series 29 at a price of $25 per share to raise gross proceeds of $400 million.

The Preferred Shares Series 29 were issued under a prospectus supplement dated May 30, 2014, to the Bank’s short form base shelf prospectus dated March 13, 2014. Such shares will commence trading on the Toronto Stock Exchange today under the ticker symbol BMO.PR.T.

The Preferred Shares Series 29 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019